January 22, 2020

B. Judd Hartman
General Counsel
PPD, Inc.
929 North Front Street
Wilmington, North Carolina 28401

       Re: PPD, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed January 16, 2020
           File No. 333-235860

Dear Mr. Hartman:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 9, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-1

Notes to Condensed Consolidated Financial Statments
Note 4. Goodwill and Intangible Assets, Net
Intangible Assets, Net, page F-85

1. Please tell us and disclose the estimated aggregate amortization expenses for each of the next five succeeding years. Refer to ASC 350-30-50-2.
Annex A, page A-1

2. Refer to your proposed "Recent Developments" section beginning on page A-1 of your response letter. We note statements that your actual results "may differ materially" from the estimates you are presenting. In addition, you caution investors against placing "undue
 B. Judd Hartman
PPD, Inc.
January 22, 2020
Page 2
      reliance" on this information. If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from that reflected in the preliminary results. Accordingly, please remove these statements, or explain why the presentation of this information alongside a disclaimer that the preliminary financial information could differ materially provides meaningful disclosure to investors.
3. Refer to the second paragraph on page A-1 of your response letter. Please tell us why you believe presenting revenue and income information for the year ended December 31, 2019 without presenting additional financial measures and narrative disclosure related to your costs or gross margin would permit investors to draw appropriate conclusions regarding your financial condition. See Regulation S-K Item 10(b)(2).
4. We note you intend to disclose the basis point change in Adjusted EBITDA margin in your preliminary financial results overview for the year ended December 31, 2019. Please disclose how Adjusted EBITDA margin is determined and how it is used by management.
      In order to present this Non-GAAP financial measure using a basis point method, the comparable GAAP measure must also be presented and defined. Please refer to the
      Commission's 2003 Final Rule No. 33-8176, Conditions for Use of Non-GAAP Financial
      Measures, Section 3(b) on requirements of Regulation G. Please provide the above information or remove the discussion on the change in Adjusted EBITDA margin.
        You may contact Robert Shapiro at (202) 551-3273 or Jim Allegretto at
(202) 551-3849
if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom, Office Chief, at (202)
551-3264 with any other questions.



                                                              Sincerely,
FirstName LastNameB. Judd Hartman
                                                              Division of
Corporation Finance
Comapany NamePPD, Inc.
                                                              Office of Trade &
Services
January 22, 2020 Page 2
cc:       William Brentani, Esq.
FirstName LastName